03013682

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER* 8-5676

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PALMER, POLLACCHI & CO., INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 GREEN NEEDLES ROAD
(No. and Street)

LITTLETON (City) MA (State) 01460 (Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 0 3 2003 WASH, D.C. 208 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES J. GARRITY, CPA 781-769-5522
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GARRITY, James J. Garrity
(Name — if individual, state last, first, middle name)

733 NEPONSET STREET (Address) NORWOOD (City) MA (State) 02062 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, LIONEL R. POLLACCHI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PALMER, POLLACCHI & CO., INC., as of DECEMBER 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

MIGDALIA HOWARD
Notary Public, State of Florida
My comm. expires Jan. 13, 2006
No. DD 076760

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALMER, POLLACCHI & CO., INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

December 31, 2002 and
December 31, 2001

James J. Garrity, CPA
733 Neponset Street
Norwood, MA 02062

CONTENTS

JAMES J. GARRITY
CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 448
733 NEPONSET STREET
NORWOOD, MASSACHUSETTS 02062
(781) 769-5522 • (781) 769-4061

Independent Auditor's Report

To the Stockholders
Palmer, Pollacchi & Co., Inc.
15 Green Needles Road
Littleton, MA 01460

I have audited the accompanying balance sheets of Palmer, Pollacchi & Co., Inc. as of December 31, 2002 and December 31, 2001, and the related statements of income and retained earnings, cash flows, and changes in stockholders equity for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palmer, Pollacchi & Co., Inc. at December 31, 2002 and December 31, 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

James J. Garrity CPA

Norwood, Massachusetts
January 31, 2003

PALMER, POLLACCHI & CO., INC.

BALANCE SHEET

December 31,

ASSETS	2002	2001
CURRENT ASSETS		
Cash and cash equivalents	$ 61,162	$ 60,785
Accrued commission income	19,708	22,580
Marketable securities		
Equity securities	64,706	169,110
Prepaid expenses	2,640	1,253
Refundable income taxes	1,087	15,658
TOTAL CURRENT ASSETS	149,303	269,386
PROPERTY AND EQUIPMENT, at cost		
Motor vehicles	28,581	28,581
Office furniture and equipment	2,195	2,195
	30,776	30,776
Less: accumulated depreciation	21,288	15,572
	9,488	15,204
OTHER ASSETS		
Due from stockholder	11,357	10,615
	$170,148	$295,205

The accompanying notes

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
CURRENT LIABILITIES		
Current portion of long term debt	$ 5,319	$ 5,319
Trade accounts payable and accrued expenses	5,173	7,766
Accrued pension contribution	3,540	3,195
Deferred income taxes	1,595	23,364
TOTAL CURRENT LIABILITIES	15,627	39,644
LONG TERM DEBT		
Installment loan-net of current portion	3,993	9,310
TOTAL LIABILITIES	19,620	48,954
STOCKHOLDERS' EQUITY		
Common Stock: Class A, par value $20; authorized 1,000,000 shares; issued and outstanding 60 shares	1,200	1,200
Paid in capital	43,350	43,350
Retained earnings	84,516	115,433
Net unrealized gains on securities available-for-sale	21,462	86,268
TOTAL STOCKHOLDERS' EQUITY	150,528	246,251
	$170,148	$295,205

are an integral part of these financial statements.

PALMER, POLLACCHI & CO., INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

For the years ended December 31,

	2002	2001
Commission income	$ 139,837	$ 154,407
Commission expense	34,103	40,038
GROSS PROFIT	105,734	114,369
Selling and administrative expenses (including depreciation of $5,716 in 2002 and $5,716 in 2001)	127,360	205,424
INCOME (LOSS) FROM BROKERAGE OPERATIONS	(21,626)	(91,055)
Other Income (Expense):		
Investment income	3,976	7,899
Gain (loss) on disposition of assets	(14,835)	39,459
	(10,859)	47,358
INCOME BEFORE INCOME TAXES	(32,485)	(43,697)
Income tax provision (benefit):		
Federal - current	(1,087)	(5,110)
State - current	(316)	(180)
Federal -deferred	(1,330)	(2,005)
State - deferred	1,165	(3,388)
	(1,568)	(10,683)
NET INCOME	(30,917)	33,014
Retained earnings at beginning of year	115,433	148,447
RETAINED EARNINGS AT END OF YEAR	$ 84,516	$ 115,433

The accompanying notes are an integral part of these financial statements.

PALMER, POLLACCHI & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2002 and 2001

	Common Stock	Paid-In Capital	Retained Earnings	Unrealized Gain (Loss)	Total
Balance December 31, 2000	$ 1,200	$ 43,350	$ 148,447	$ 169,669	$ 362,666
Net income 2001			(33,014)		(33,014)
Unrealized gain (loss) on available for sale securities - net of deferred tax				(83,401)	(83,401)
Balance December 31, 2002	1,200	43,350	115,433	86,268	246,251
Net income 2002			(30,917)		(30,917)
Unrealized gain (loss) on available for sale securities - net of deferred tax				(64,806)	(64,806)
	$ 1,200	$ 43,350	$ 84,516	$ 21,462	$ 150,528

The accompanying notes are an integral part of these financial statements.

PALMER, POLLACCHI & CO., INC.

STATEMENT OF CASH FLOWS

For the year ended December 31,

	2002	2001
Increase (Decrease) in Cash Equivalents		
Cash flows from operating activities:		
Commissions received	$ 142,709	$ 158,001
Commissions paid	(36,696)	(40,858)
Cash paid to employees	(58,239)	(127,201)
Interest and dividends received	3,976	7,899
Income taxes (paid) received	15,658	(6,171)
Net cash paid for other operating activities	(64,873)	(84,388)
Net cash provided by operating activities	2,535	(92,718)
Cash flows from investing activities:		
Proceeds from disposal of investments	3,159	53,549
Purchase of investments	-	-
Net cash provided by investing activities	3,159	53,549
Cash flows from financing activities		
Proceeds (repayment) of installment loan - net	(5,317)	(5,319)
Net increase (decrease) in cash and cash equivalents	377	(44,488)
Cash and cash equivalents at beginning of year	60,785	105,273
Cash and cash equivalents at end of year	$ 61,162	$ 60,785

The accompanying notes

PALMER, POLLACCHI & CO., INC.

STATEMENT OF CASH FLOWS

For the year ended December 31,

	2002	2001
Reconciliation of net income to net cash provided by operating activities:		
Net Income	$(30,917)	$ 33,014
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	5,716	6,232
Gain on disposal of asset	14,835	(39,459)
Change in assets and liabilities		
(Increase) decrease in accrued income	2,872	3,594
(Increase) decrease in accrued investment income	-	549
(Increase) decrease in prepaid expenses	(1,387)	967
(Increase) decrease in refundable income taxes	14,571	(15,658)
(Increase) decrease in due from stockholder	(742)	(695)
Increase (decrease) in trade accounts payable and accrued expenses	(2,248)	(3,670)
Increase (decrease) in accrued income taxes	-	(6,171)
Increase (decrease) in deferred income taxes	(165)	(5,393)
	33,452	(59,704)
Net cash provided by operating activities	$ 2,535	$(92,718)

are an integral part of these financial statements

PALMER, POLLACCHI & CO., INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A - BUSINESS ACTIVITIES

The Company is actively engaged in operations as a broker-dealer, specializing in the sale of mutual funds. Commissions, services, fees, etc., which the Company earns as a result of sales activities, are processed for the Company by the various mutual fund management companies. The Company does not maintain customer accounts.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:

The Company considers cash on hand, cash in banks, certificates of deposit, time deposits, and U.S. government and other short-term securities with maturities of three months or less when purchased as cash and cash equivalents.

Marketable Securities:

Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires investments in equity securities that have readily determinable fair values and are not held principally for the purpose of selling in the near term to be classified as available-for-sale securities. As such, these investments are reported at fair value. Unrealized gains and losses are reported in shareholders' equity. Equity securities whose values are not readily determinable are reported at cost.

Available-for-Sale		Cost	Fair Value	Unrealized Holding Gains	Unrealized Holding Losses
Equity securities					
	12/31/01	$ 54,084	$169,110	$ 123,827	$ 8,801
	12/31/02	36,090	64,706	31,163	2,547
Net change in unrealized holding gains and losses				$(92,664)	$ 6,254

Property and Equipment:

Property and equipment is recorded at cost. Current acquisitions have been depreciated using the straight line method over their estimated useful lives for book purposes and accelerated methods for tax purposes. This resulted in additional book depreciation of $3,941 in 2002 and $2,941 in 2001. A deferred tax provision has not been established for this timing difference, since it is deemed immaterial.

PALMER, POLLACCHI & CO., INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2002 and 2001

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Tax:

Taxable income for federal purposes has been reduced by application of the dividend received deduction for domestic dividends in 2002 and 2001 in the amounts of $844 and $3,752 respectively. The current year's net operating loss is being carried back resulting in refundable federal income taxes of approximately $1,087 and is being carried forward for state income tax purposes.

Deferred Income Taxes:

Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, instructs enterprises to recognize deferred tax liabilities or assets for temporary differences between tax and book income. A deferred tax provision has been established at December 31, 2002 in the amount of $21,603 which represents the tax effect of the unrealized gains on marketable securities. Such amount has been netted against the unrealized gains in stockholders equity and does not impact net income currently.

The following table represents the components of the deferred tax liability at December 31,

	2002	2001
Deferred tax on unrealized gains on marketable securities held for sale	$ 21,603	$ 28,757
Deferred tax benefit resulting from net operating loss carry-forward to future years	(166)	(5,393)
Deferred tax liability - net	$ 21,437	$ 23,364

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - DUE FROM STOCKHOLDER

This account, as reported on the balance sheet, represents a $5,000 advance to a stockholder in 1987 which has accrued simple interest at a rate of 12% through 1991 and 8% subsequently.

NOTE D - PROFIT SHARING PLAN

The company maintains a simplified employer profit sharing plan (SEP) which covers all eligible employees. Contributions are at management's discretion and amounted to $8,730 and $19,080 in 2002 and 2001.

NOTE E - LONG TERM DEBT

Long term debt consists of an installment loan dated September 24, 2001 and payable in sixty (60) monthly installments of $443 until maturity in September 2004. Such loan is collateralized by a motor vehicle. The loan bears interest at .9% annually. Principle payments amount to approximately $5,200 per year beginning in 2002.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $93,549, which was $88,549 in excess of its required net capital of $5,000.

OTHER FINANCIAL INFORMATION

JAMES J. GARRITY
CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 448
733 NEPONSET STREET
NORWOOD, MASSACHUSETTS 02062
(781) 769-5522 • (781) 769-4061

Independent Auditor's Report on Additional Information

To the Stockholders
Palmer, Pollacchi & Co., Inc.
15 Green Needles Road
Littleton, MA 01460

My report on my audit of the basic financial statements of Palmer, Pollacchi & Co., Inc. for the years ended December 31, 2002 and 2001 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of selling and administrative expenses and compilation of net capital pursuant to Rule 15c 3-1 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James J. Garrity CPA

Norwood, Massachusetts
January 31, 2003

PALMER, POLLACCHI & CO., INC.

SCHEDULE OF SELLING AND ADMINISTRATIVE EXPENSES

For the years ended December 31,

	2002	2001
Auto and travel	$ 8,690	$ 7,575
Professional services	5,800	5,800
Sales promotion and meetings	12,859	11,880
Pension contributions	8,730	19,080
Dues and subscriptions	1,806	1,463
Provision for depreciation	5,716	5,716
Insurance	9,844	8,573
Salaries and wages - officers	58,239	127,201
Telephone and utilities	2,114	2,077
Licenses and fees	551	99
Taxes - payroll	4,931	8,902
Taxes - other	85	85
Postage	1,346	1,339
Rent	1,400	1,000
Office, maintenance and miscellaneous expenses	5,099	4,274
Contributions	150	360
	$127,360	$205,424

The accompanying notes are an integral part of these financial statements.

PALMER, POLLACCHI & CO., INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15C3-1

December 31,

	2002	2001
Stockholder's equity, end of year	$ 150,528	$ 246,251
Less:		
Nonallowable assets:		
Prepaid/refundable expenses	3,727	17,353
Property and equipment, net	9,488	15,204
Accrued income	19,708	22,580
Due from stockholder	11,357	10,615
Haircuts on securities, computed under the provision of 15c3-1 (including undue concentration of $12,699 in 2002 and $13,278 in 2001)	12,699	38,645
	56,979	104,397
NET CAPITAL	$ 93,549	$ 141,854

The accompanying notes are an integral part of these financial statements.

PALMER, POLLACCHI & CO., INC.

STATEMENTS

December 31, 2002 and 2001

STATEMENT RE: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

The Company is a broker-dealer in mutual fund transactions only who is exempt from this provision under rule 15c3-3(K)(1).

STATEMENT RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is a broker-dealer in mutual fund transactions only and does not maintain customer accounts or hold securities for customer accounts.

STATEMENT RE: RULE REQUIREMENT 17a-5(D)(4)

There are no material differences in the computation of net capital under Sec. 240.15C3-1 as shown in this report and as reflected on the most recent Focus part IIA filing.

STATEMENT RE: RULE REQUIREMENT 17a-5(D)

There were no material inadequacies found to exist in our examination of the financial statements of Palmer, Pollacchi & Co., Inc. at December 31, 2002 and 2001.

STATEMENT RE: RULE REQUIREMENT 17a-5(J)

There were no material inadequacies found to exist since the date of the previous audit.